Exhibit 99.1

Alibaba Group Announces New Audit Committee Chair

Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988, “Alibaba Group” or the “Company”) announces the appointment of Mr. Albert Kong Ping Ng, an independent director of the Company and a member of the Company’s audit committee, as chairman of the Company’s audit committee, effective on December 6, 2022.

December 6, 2022

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